House of Taylor Jewelry, Inc.

9200 Sunset Blvd., Suite 425

West Hollywood, California  90069

July 18, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director

Re:

House of Taylor Jewelry, Inc.

Form RW

File No. 333-128523

Registration Withdrawal Request

Dear Mr. Owings:

We hereby respectfully request the withdrawal of our Registration Withdrawal Request filed on July 17, 2006 as it did not contain a reference to file number 333-135735.

Very truly yours,
House of Taylor Jewelry, Inc.
By: /s/ Jack Abramov
Jack Abramov Chief Executive Officer